UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)
MEDICIS PHARMACEUTICAL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
8125 NORTH HAYDEN ROAD
SCOTTSDALE, ARIZONA 85258
(Address of principal executive office of the issuer)
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
Index of Financial Statements and Exhibits
Item
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature
Exhibit 23 — Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule
Medicis Pharmaceutical Corporation 401(k) Plan
Year ended December 31, 2006

Medicis Pharmaceutical Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Phoenix, Arizona
June 26, 2007

Medicis Pharmaceutical Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments, at fair value	$21,322,274	$15,483,555
Employer contributions receivable	900,781	319,594
Participant contributions receivable	56,874	62,441
Interest and dividend receivable	1,424	965

Net assets available for benefits	$22,281,353	$15,866,555

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Interest and dividend income	$909,196
Employee contributions	3,008,878
Rollover contributions	716,987
Employer contributions	1,464,635
Net realized and unrealized appreciation in fair value of investments	1,709,398

Total additions	7,809,094

Deductions
Benefits paid directly to participants	1,392,989
Administrative expenses	1,307

Total deductions	1,394,296

Net increase	6,414,798
Net assets available for benefits:
Beginning of year	15,866,555

End of year	$22,281,353

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
General
The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all employees who have attained age 21 and excludes individuals who are hired for a special project which is not expected to last more than 6 months. Eligible employees may elect to join the Plan on their initial employment date but must complete 1,000 hours of service in order to receive non-elective contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants may make pre—tax contributions up to 100% of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.
Effective April 1, 2006, the Plan Sponsor changed its matching contributions from an amount equal to 50 percent of the first 3 percent of the participant’s contribution to an amount equal to 50 percent of the first 6 percent of the participant’s contribution. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. Profit sharing contributions totaled $520,000 and matching contributions totaled $944,635 during 2006. The profit sharing contribution is provided to all eligible participants based on their relative compensation for the year.
Participant Accounts
Each participant’s account is credited with the participant’s and Company contributions and the allocation of Plan earnings. The benefit to which a participant is allowed is limited to the vested balance in his account.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
Vesting
Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20 percent vested after two full years of service and vests 60 percent after three years and 100 percent after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall be no greater than five years.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor or will be used to reduce future Plan Sponsor contributions. Forfeited contributions totaled $39,071 in 2006 and the Plan did not use forfeitures to pay Plan expenses. At December 31, 2006 unallocated forfeitures totaled $40,136.
Benefit Payments
Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. If the account balance is $1,000 or less, the entire balance is distributed to the participant.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.
Administrative Expenses
The Company typically pays the majority of the administrative fees for the Plan.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Investments Valuation
All Plan investments are held by The Charles Schwab Trust Company (“Charles Schwab” or the “Trustee”). Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in common collective trust funds are valued at contract value (which approximates fair market value) as reported to the Plan by Charles Schwab. The shares of Medicis Pharmaceutical Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.
The Medicis Pharmaceutical Corporation Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Medicis Pharmaceutical Corporation common stock and cash sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trends. The value of a unit reflects the combined value of the common stock and the cash held by the Fund.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The realized gain or loss on investments is included with unrealized appreciation or depreciation in the current value of investments.
Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
New Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006. The Schwab Stable Value Fund held by the Plan holds guaranteed investment contracts which are subject to the FSP. Adoption of the FSP had an immaterial impact on the financial statements as the contract values approximate estimated fair values.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating what impact the adoption of SFAS 157 will have on the financial statements.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
The fair value of individual investments that represent 5 percent or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2006	2005

Schwab Managed Retirement 2020	$1,250,587	$	*
Schwab Managed Retirement 2030	2,771,506		1,903,029
Schwab Stable Value Fund	*		1,361,635
Cohen & Steers Realty Shares	1,427,061		*
Goldman Sachs Mid Cap Value A	1,913,755		1,457,876
UBS U.S. Small Cap Growth C1 Y	1,227,793		1,032,945
William Blair International Growth Fund	1,876,678		1,179,040
American Fund Investment Co Amer R4	3,624,585		2,908,863
Medicis Pharmaceutical Corporation Class A Common Stock	1,774,062		1,065,755

*	Investment balance represents less than 5% of net assets for indicated year.
During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$1,093,200
Common collective trust funds	430,956
Common stock	185,242

Total	$1,709,398

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor has indicated that it will take necessary steps, if any, to maintain the Plan’s qualified status. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s qualified status.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
5. Parties-In-Interest
Certain Plan investments are shares in mutual funds or units of common collective trust funds managed by Charles Schwab or its affiliates. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.

Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
EIN: 52-1574808     PN: 001
December 31, 2006

		Description of Investment
		Including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,		Current
	Similar Party	Shares or Maturity Value	Cost	Value

	Mutual Funds:
	American Fund Investment Co Amer R4	Registered Investment Company	**	$3,624,585
	Cohen & Steers Realty Shares	Registered Investment Company	**	1,427,061
	Goldman Sachs Mid Cap Value A	Registered Investment Company	**	1,913,755
	MFS Value Fund Class A	Registered Investment Company	**	848,138
	PIMCO Total Return Fund	Registered Investment Company	**	293,557
	Thornburg International Value I	Registered Investment Company	**	984,990
	UBS U.S. Small Cap Growth Cl Y	Registered Investment Company	**	1,227,793
	William Blair International Growth Fund	Registered Investment Company	**	1,876,678
	Alliancebernstein Value Adv Cl	Registered Investment Company	**	199,576
	Brandywine Blue Fund	Registered Investment Company	**	743,494
	Allianz NACM Pacific Rim Fund Cl D	Registered Investment Company	**	10,015
	Brandywine Advisors Fund	Registered Investment Company	**	14,758
	Bridgeway Aggressive Inv Port 2	Registered Investment Company	**	7,377
	Calamos Growth Fund	Registered Investment Company	**	6,383
	Cohen & Steers Intl Realty Cl A	Registered Investment Company	**	7,090
	DFA Five-year Globalfixed Inc. Port	Registered Investment Company	**	9,839
	DFA Real-estate Securities Portfolio	Registered Investment Company	**	44,869
	DFA Two-year Global Fixed-Income	Registered Investment Company	**	33,195
	DFA US Large Cap Value Portfolio	Registered Investment Company	**	5,155
	DFA US Large Company Portfolio	Registered Investment Company	**	23,014
	DFA US Micro Cap Port	Registered Investment Company	**	7,641
	DFA US Small Cap Value Portfolio	Registered Investment Company	**	14,438
	Eaton Vance Worldwide Health Science	Registered Investment Company	**	3,087
	Hartford Growth Opportunities FD	Registered Investment Company	**	15,886
	Income Fund of America Cl F American	Registered Investment Company	**	4,044
	Janus Twenty Fund	Registered Investment Company	**	11,205
	Janus Worldwide Fund	Registered Investment Company	**	16,595
	Marsico Focus Fund	Registered Investment Company	**	24,819
	NB Focus Fund	Registered Investment Company	**	11,161
	Oakmark Fund	Registered Investment Company	**	79,143
	Old Mutual Large Cap Growth Fund	Registered Investment Company	**	10,121
	PIMCO Total Return Fund Instl Class	Registered Investment Company	**	32,368
	Profunds Ultra Energy	Registered Investment Company	**	11,668
	Royce Value Fund Investment Class	Registered Investment Company	**	11,390
*	Schwab S&P 500 Index Fund Inv Shs	Registered Investment Company	**	19,813
	SSGA Intl Stock Selection Fund	Registered Investment Company	**	34,160
	Templeton Growth Fund Cl A	Registered Investment Company	**	13,668
	US Global Inv Global	Registered Investment Company	**	5,567
	Vanguard Growth & Income	Registered Investment Company	**	11,737

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) (continued)
EIN: 52-1574808     PN: 001
December 31, 2006

				Current
	Identity of Issue	Description of Asset	Cost	Value

	Common Collective Trust Funds:
*	Schwab Managed Retirement 2010	Common Collective Trust Fund	**	$355,320
*	Schwab Managed Retirement 2020	Common Collective Trust Fund	**	1,250,587
*	Schwab Managed Retirement 2030	Common Collective Trust Fund	**	2,771,506
*	Schwab Managed Retirement 2040	Common Collective Trust Fund	**	135,301
*	Schwab Stable Value Fund	Common Collective Trust Fund	**	1,064,212
	Common Stock:
*	Medicis Pharmaceutical Corporation
	Class A Common Stock	Employer Securities	**	1,774,062
*	Participant loans	Interest rates ranging from 5.0% to 10.5%; various maturities	**	102,556
	Short-Term Investments:
*	Schwab Advisor Cash Reserves	Short-term investments	**	3,858
*	Schwab Money Market Fund	Short-term investments	**	158,053
*	Bank Midwest NA	Short-term investments	**	2,000
*	Sterling Svgs 4.95%	Short-term investments	**	29,986
*	Washington Mut BK 4.9%	Short-term investments	**	34,994
*	Cash	Short-term investments	**	6

				$21,322,274

*	Party in interest as defined by ERISA

**	Investments are participant-directed, therefore cost information is not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN

(Full Title of the Plan)

Date: June 29, 2007	By:	/s/ MARK A. PRYGOCKI, SR.

Mark A. Prygocki, Sr.
Executive Vice President, Chief Financial Officer and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)